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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02054068

SEC FILE NUMBER
8- 33110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED AUG 29 2002 SEC MAIL PROCESSING WASH. D.C. 180 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2001 (MM/DD/YY) AND ENDING JUNE 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FINANCIAL INVESTMENT ANALYSTS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE CHAMPION WAY
(No. and Street)

CANONSBURG (City) PENNSYLVANIA (State) 15317 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THEODORE STAATS 724-746-5100
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

URISH POPECK & CO., LLC
(Name — *if individual, state last, first, middle name*)

THREE GATEWAY CENTER SUITE 2400 PITTSBURGH PENNSYLVANIA 15222
(Address) (City) (State) Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THEODORE STAATS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINANCIAL INVESTMENT ANALYSTS, INC., as of JUNE 30, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

Notarial Seal
Patricia A. Paslowski, Notary Public
Cecil Twp., Washington County
My Commission Expires Feb. 15, 2005
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Investment Analysts, Inc.

Contents

AN INDEPENDENT MEMBER OF BDO SEIDMAN ALLIANCE

URISH POPECK & CO., LLC
Consultants Committed to Excellence

Three Gateway Center
Pittsburgh, PA 15222-1015
(412) 391-1994
FAX (412) 391-0724

Main & Chestnut
Washington, PA 15301-4514
(724) 228-7900
FAX (724) 228-7918

Independent Auditors' Report

To the Board of Directors
Financial Investment Analysts, Inc.
Canonsburg, Pennsylvania

We have audited the accompanying statement of financial condition of Financial Investment Analysts, Inc. (a Pennsylvania Corporation) as of June 30, 2002 and the related statements of operations and accumulated deficit, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Financial Investment Analysts, Inc. at June 30, 2002, and the related statements of operations and accumulated deficit, changes in shareholders' equity and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules (pages 11 through 14) is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Urish Popeck & Co. LLC

July 19, 2002

June 30,		2002
Assets		
Cash	$	**24,958**
Accounts receivable		
Mutual funds		**63,432**
Trading		**22,904**
Annuities		**3,052**
Insurance		**235**
		89,623
Leasehold improvements and equipment, net of accumulated amortization of $5,417 and of accumulated depreciation of $6,071		**33,977**
Deposits		**10,000**
	$	**158,558**

June 30,		2002
Liabilities and Shareholders' Equity		
Accounts payable	$	4,335
Accrued payroll taxes		2,372
Accrued commissions		72,116
Accrued commissions – shareholders		23,674
Total liabilities		102,497
Shareholders' equity:		
Common stock – voting - $.01 par value; 10,000,000 shares authorized; 4,000,000 shares issued and outstanding		40,000
Common stock – non voting - $.01 par value; 1,000,000 shares authorized; 151,000 shares issued and outstanding		1,510
Additional paid in capital		108,745
Accumulated deficit		(30,788)
Treasury stock – 63,000 shares of non voting common stock, at cost		(63,406)
Total shareholders' equity		56,061
	$	158,558

See accountants' audit report and accompanying notes to these financial statements.

Financial Investment Analysts, Inc.

Statement of Operations and Accumulated Deficit

Year Ended June 30,	**2002**
Revenues	
Commissions	
Mutual funds	$ 738,693
Trading	176,843
Annuities	448,315
Insurance	63,468
Total revenues	1,427,319
Expenses	
Commissions	1,235,346
Employee compensation and benefits	100,509
Occupancy and equipment rentals	53,775
General and administrative	56,817
Total expenses	1,446,447
Loss from operations	(19,128)
Other Income	
Interest income	436
Net loss before provision for income taxes	(18,692)
Provision for income taxes	
Deferred tax benefit	(3,608)
Net loss	(15,084)
Accumulated deficit, beginning of year	(15,704)
Accumulated deficit, end of year	$ (30,788)

See accountants' audit report and accompanying notes to these financial statements.

	Common Stock - Voting	
	Number of shares	Par Value
Balance, June 30, 2001	4,000,000	$ 40,000
Net loss	-	-
Balance, June 30, 2002	**4,000,000**	**$ 40,000**

Statement of Changes in Shareholders' Equity

Common Stock – Non-Voting				Treasury Stock		
Number of Shares	Par Value	Additional Paid-In Capital	Accumulated Deficit	Number of Shares	Par Value	Total Stockholders' Equity
151,000	$ 1,510	$ 108,745	$ (15,704)	63,000	$ (63,406)	$ 71,145
-	-	-	(15,084)	-	-	(15,084)
151,000	**$ 1,510**	**$ 108,745**	**$ (30,788)**	**63,000**	**$ (63,406)**	**$ 56,061**

See accountants' audit report and accompanying notes to these financial statements

Financial Investment Analysts, Inc.

Statement of Cash Flows

Year Ended June 30,		2002
Cash flows from operating activities:		
Net loss	$	**(15,084)**
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		**1,484**
Deferred income taxes		**(3,608)**
Decrease (increase) in:		
Accounts receivable		**19,822**
Prepaid taxes		**150**
Increase (decrease) in:		
Accounts payable		**(1,006)**
Accrued payroll taxes		**(1,226)**
Accrued commissions		**(9,448)**
Accrued commissions – shareholders		**6,436**
Net cash used in operating activities		**(2,480)**
Cash, beginning of year		**27,438**
Cash, end of year	$	**24,958**

See accountants' audit report and accompanying notes to these financial statements.

1. Organization and Summary of Significant Accounting Policies

The organization and summary of significant accounting policies of Financial Investment Analysts, Inc. (the Company) are presented to assist in understanding the accompanying financial statements. The financial statements and notes are those of the Company and its management is responsible for their integrity and objectivity. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America which, in the opinion of management, have been consistently applied.

Business

The Company, a member of the National Association of Securities Dealers (NASD), is a registered broker dealer. The Company is also registered with the Securities and Exchange Commission as an Investment Advisor.

The Company provides broker services to customers from its offices in Canonsburg Pennsylvania. The majority of the customers are from Western Pennsylvania. The Company sells investment products including insurance, securities, annuities, and mutual funds.

Revenue Recognition

Investment transactions and related commission revenues and expenses are recorded on a trade date basis.

Investment program commissions are recorded when payment from participants is received and the program commences.

Commissions

Commissions are recorded on a trade date basis as securities and other investment transactions occur.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

1. Organization and Summary of Significant Accounting Policies (cont.)

Cash and Concentrations of Credit Risks

The statements of cash flows classify changes in cash according to operating, investing or financing activities. Financial instruments which potentially expose the Company to concentrations of credit risk consist principally of cash, accounts receivable and counterparties engaged in various trading activities.

The Company places its cash with a financial institution which management considers being of high quality; however, at times such deposits may be in excess of the Federal Deposit Insurance Corporation insurance limit.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker dealers, banks, institutional and individual investors, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company' s policy to review, as necessary, the credit standing of each counterparty.

Leasehold Improvements and Equipment

Leasehold improvements and equipment are recorded at cost. Maintenance and repairs which are not considered to extend the useful life of assets are charged to operations as incurred. The cost of assets sold or retired and the related accumulated depreciation are removed from the accounts with any resulting gain or loss reflected in current operations. An accelerated method is used to calculate depreciation of equipment over the estimated useful life of the related assets ranging from three to seven years. Leasehold improvements are amortized on a straight-line basis over 39 years. Depreciation and amortization expense for the year was $1,484.

1. Organization and Summary of Significant Accounting Policies (cont.)

Income Taxes

The Company uses the cash method of accounting for income tax reporting purposes. The difference in accounting methods between tax and financial reporting purposes represents the significant difference that results in the deferred income taxes.

2. Deferred Income Taxes

The Company has net deferred tax assets of $30,394 at June 30, 2002 consisting primarily of the federal and state net operating loss carryforwards and the difference in accounting methods for financial reporting purposes and tax purposes.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible and before the net operating loss carryforwards expire. In addition, net operating loss carryforwards may be subject to a substantial annual limitation on their utilization against future income due to "change of ownership" provisions under current tax law. Based upon the Company's historic tax position, and potential limitations on use of carryforwards, management believes at June 30, 2002, it is more unlikely than not that the deferred tax assets will be realized. Accordingly, a valuation allowance has been provided for the entire amount and no tax benefit is reflected in the accompanying statement of operations.

The components of the net deferred tax asset are as follows:

June 30	**2002**
Deferred tax asset	**$ 30,394**
Valuation allowance	**(30,394)**
Net deferred tax asset	$ -

2. Deferred Income Taxes (cont.)

The components of the provision for (benefit from) income taxes is as follows:

June 30	**2002**
Deferred	
Federal	$ (2,110)
State	(1,498)
Deferred tax benefit	$ (3,608)

At June 30, 2002, the Company had federal and state net operating loss carryforwards of approximately $48,000 and $45,000 that may be applied against future taxable income. These losses begin expiring in the fiscal years ending June 30, 2018 and 2009, respectively.

3. Related Party Transactions

The Company has an informal month to month lease for the Company's office space with its majority shareholder. Rent expense under this lease was $48,240 for the year ended June 30, 2002 which is reported as occupancy and equipment rentals in the accompanying financial statements.

Also, the Company contracts with its shareholders as independent representative salespersons by compensating them with 100% of their net cash commissions. As considered necessary, the shareholders may elect to defer payment of their commissions to assist with the Company's cash flow requirements. Accordingly, no deferred commissions have been recorded in the accompanying financial statements. The Company remitted $380,735 to the shareholders during the fiscal year ended June 30, 2002. The Company has accrued $23,674 in commissions to the shareholders as of June 30, 2002.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2002, the Company had net capital of $9,456, which was $2,623 in excess of its required net capital of $6,833. The Company's net ratio was 10.84 to 1.

5. Retirement Plan

The Company has a 401(k) Retirement Plan that covers all employees with more than one year of service. Employees can contribute up to 15% of their compensation. The Company can not contribute to the plan.

Supplemental Information

Computation of Net Capital Under Rule 15c3-1

June 30,		2002
Total Ownership Equity Qualified for Net Capital	$	56,061
Deductions and/or Charges – Non-Allowable Assets from Statement of Financial Condition		
Petty Cash		50
Insurance Receivables		235
Annuities Receivable Over Commissions		610
Trading Receivable Over 30 Days		176
Mutual Fund Receivable Over 30 Days		11,557
Leasehold Improvements and Equipment (Net)		33,977
		46,605
Net Capital Before Haircuts on Security Positions		9,456
Haircuts on Securities (Computed, where Applicable, Pursuant to Rule 15c 3-1(f))		0
Net Capital	$	9,456
Aggregate Indebtedness – Items Included in Statement of Financial Condition		
Accounts Payable	$	4,335
Accrued Commissions		95,790
Accrued Payroll Taxes		2,372
Total Aggregate Indebtedness	$	102,497
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required	$	6,833
Excess Net Capital	$	2,623
Ratio: Aggregate Indebtedness to Net Capital		10.84 to 1
Reconciliation with Company's Computation (Included in Part II A of Form X-17A-5 as of June 30, 2001):		
Net Capital, as Reported in Company's Part IIA (Unaudited) Focus Report	$	9,456
Net Capital Per Above	$	9,456

There were no material differences between this computation of net capital and the corresponding computation, as prepared and reported in the Company's Unaudited Part II A Focus Report.

Statement of Exemption From Reserve Requirement
Computation Under Rule 15c3-3

Statement Detailing The Basis Which The Broker/Dealer Claims An Exemption From SEC Rule 15c3-3 Should Be Included

Financial Investment Analysts, Inc., claims exemption based on Reg. 240.15c3-3 under (k)(2)(ii). As an introducing broker or dealer who, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customers funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

AN INDEPENDENT MEMBER OF BDO SEIDMAN ALLIANCE

URISH POPECK & CO., LLC
Consultants Committed to Excellence

Three Gateway Center
Pittsburgh, PA 15222-1015
(412) 391-1994
FAX (412) 391-0724

Main & Chestnut
Washington, PA 15301-4514
(724) 228-7900
FAX (724) 228-7918

To the Board of Directors
Financial Investment Analysts, Inc.
Canonsburg, Pennsylvania

In planning and performing our audit of the Financial Investment Analysts, Inc. for the year ended June 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Financial Investment Analysts, Inc. that we considered relevant to the objectives stated in rule 17a-5(g). We also made a study of the practices followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T on the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Urish Popeck & Co., LLC

Urish Popeck & Co., LLC
Accountants and Consultants